Exhibit 99.1

Brera Holdings Adds Famed Global Economist Dr. Arthur B. Laffer to Its All-Star Advisory Board

The creator of supply-side economics and the Laffer Curve joins Luxury Executive Massimo Ferragamo, MLS Founder and World Cup Director Alan Rothenberg, Sports Business Leaders Paul Tosetti and Marshall Geller, and Football Icon Giuseppe Rossi on Brera’s Advisory Board

Dublin, Ireland and Milan, Italy—March 7, 2024— Brera Holdings PLC (“Brera” or “the Company”) (Nasdaq: BREA), an Ireland-based, international holding company focused on expanding its global portfolio of men’s and women’s sports clubs through a multi-club ownership (“MCO”) approach, announces today the addition of Dr. Arthur B. Laffer to the Company’s top-tier Advisory Board.

Laffer joins the Advisory Board all-star team members Massimo Ferragamo, Alan Rothenberg, Paul Tosetti, Giuseppe Rossi, and Marshall Geller.

“Dr. Laffer’s economic expertise and strategic insights into market expansion and asset monetization make him a powerful addition to our all-star Advisory Board. His principles, including the Laffer Curve, offer a unique perspective on optimizing revenue while maintaining operational efficiency. We were diligent in ensuring that Brera’s Advisory Board provides visionary leadership as we continue to drive our MCO strategy forward,” stated Daniel McClory, Brera’s Executive Chairman.

Dr. Arthur B. Laffer is a distinguished economist best known for his work on supply-side economics and the Laffer Curve, which has influenced global fiscal policy. The Company believes his extensive experience advising U.S. policymakers, corporate leaders, and investors will bring a fresh economic dimension to Brera’s football expansion strategy. Laffer’s expertise will help shape the Company’s vision of positioning football clubs as global economic assets by maximizing player monetization, revenue streams, and international market penetration, particularly in North America and Asia.

Laffer will advise on key strategic initiatives, with potential input on developing proprietary financial models inspired by the Laffer Curve to optimize player salaries, transfer fees, and overall profitability. He will leverage his political and corporate networks to position Brera’s clubs as transatlantic brands, providing exposure to American investors and potentially expanding the fanbase. Additionally, his connections in finance, energy, and technology are expected to be instrumental in accessing relationships for potential high-value sponsorship deals, broadcasting rights, and government incentives. Laffer’s strategic input may also inform stadium modernization efforts, digital engagement initiatives, and U.S.-based high-profile friendly matches, all aimed at enhancing revenue diversification and global brand growth.

ABOUT BRERA HOLDINGS PLC

Brera Holdings PLC (Nasdaq: BREA) is dedicated to expanding its social impact football business by developing a global portfolio of emerging football and sports clubs. Building on the legacy of Brera FC, which it acquired in 2022, the Company aims to create opportunities for tournament prizes, sponsorships, and professional consulting services. Brera FC, recognized as “The Third Team of Milan,” has been crafting an alternative football legacy since its founding in 2000. The club also organizes the FENIX Trophy, a nonprofessional pan-European tournament acknowledged by UEFA. This tournament, which has been referred to as “the Champions League for Amateurs” by BBC Sport, has garnered significant media coverage, including from ESPN.

In its efforts to broaden its reach, Brera expanded into Africa in March 2023 by establishing Brera Tchumene FC in Mozambique, which quickly rose to the First Division after winning its post-season tournament. In April 2023, the Company acquired a 90% stake in the North Macedonian first-division team Fudbalski Klub Akademija Pandev, now known as Brera Strumica FC. Additionally, in June 2023, Brera made a strategic investment in Manchester United PLC, realizing a 74% gain. The Company has further diversified its portfolio by acquiring a majority stake in UYBA Volley, an Italian women’s professional volleyball team, in July 2023, assuming control of Bayanzurkh Sporting Ilch FC, a Mongolian National Premier League team, which became Brera Ilch FC, in September 2023, and establishing a joint stock company for the North Macedonian women’s football club Tiverija Strumica, now known as Brera Tiverija FC, a wholly-owned subsidiary of Brera Strumica FC, in June 2024.

On December 31, 2024, Brera signed of an agreement to acquire majority ownership of SS Juve Stabia srl, an Italian Serie B football club known as “The Second Team of Naples,” which will be conducted in a multi-step process, and marks a significant expansion of the Company’s MCO model. As of February 12, 2025, Brera holds a 38.46% equity ownership interest in Juve Stabia. With a strategic emphasis on bottom-up value creation, innovation-driven growth, and socially impactful outcomes, Brera Holdings has established itself as a forward-thinking leader in the global sports industry. For more information, visit www.breraholdings.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football and other sports teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

Company Contact Information:
Dan McClory, Executive Chairman, Brera Holdings PLC
Email: dan@breraholdings.com